Points.com Gets Suggestive

Reward-management portal personalizes advice to its customers

TORONTO, April 13, 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF) today announced new technology that strengthens the status of Points.com as the world's leading reward-management portal.

"Our new Suggestion Engine personalizes a customer's experience of Points.com," said Rob MacLean, CEO of Points International Ltd. "Each customer receives his or her own ideas for managing their reward portfolios. These suggestions are based on and linked with the customer's own portfolio of reward currencies. Each suggestion is practical advice customers can act on immediately to enhance the value of their miles and points."

"A common question we're asked is, `What can I do with all of the miles and points I've collected?'" said Grad Conn, Points International Ltd. Chief Marketing Officer. "We're confident that our suggestions will cut through confusion and inspire our customers to take advantage of accumulation and redemption options they might not have discovered on their own."

Early results are encouraging. To date, the average "action rate" (clicks leading to a transaction) for Suggestions is twice as high as that of targeted e-mails, and up to five times higher than action rates for other links on the site.

The Suggestion Engine is part of a Points.com program to improve the reward-program experience for its million-plus customers. The suggestions delivered to customers will expand in scope and complexity over the course of 2006, in tandem with increases in the variety of options available for managing the hundreds of millions of miles or points in customer accounts.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Amazon.com, Starbucks, Aeroplan(R), AsiaMiles(TM), Cendant TripRewards(R), Delta SkyMiles(R), Gold Points Reward Network, InterContinental Hotels Group's Priority Club(R) Rewards, and S&H greenpoints.

Website: http://www.points.com

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com